Filed by CVS Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Caremark and CVS Announce S-4 Filing Declared Effective by SEC

Commence Mailing of Proxy Statement to Shareholders

Set Dates of Shareholder Meetings to Vote on Proposed Merger

NASHVILLE, Tenn. & WOONSOCKET, R.I.--(BUSINESS WIRE)--Caremark Rx, Inc. (NYSE: CMX) and CVS Corporation (NYSE: CVS) announced today that the Registration Statement on Form S-4 relating to the companies' proposed merger of equals was declared effective by the Securities and Exchange Commission. Accordingly, Caremark and CVS will immediately commence the mailing of a definitive joint proxy statement to Caremark shareholders of record as of the close of business on January 15, 2007 and to CVS shareholders of record as of the close of business on January 19, 2007.

Caremark will hold a special meeting of its shareholders to approve the proposed merger on February 20, 2007 at 8:30 a.m., Central Time, at the Hilton Nashville Downtown, 121 Fourth Avenue South, Nashville, Tennessee. CVS will hold a special meeting of its shareholders for the same purpose on February 23, 2007 at 11:00 a.m., Eastern Time, at its corporate headquarters, One CVS Drive, Woonsocket, Rhode Island.

"We are very pleased that we have received clearance from the SEC to move forward with our shareholder vote next month. We remain on track to close our merger with Caremark by the end of February," said Tom Ryan, Chairman, President and CEO of CVS. "The combination of CVS and Caremark will create the services and solutions customers and consumers have been asking for and offer a better way to deliver pharmaceutical services and reduce healthcare costs in what is an increasingly complex healthcare system. We believe this will translate into greater value for shareholders of both companies."

Caremark and CVS announced on Tuesday enhancements to the previously announced merger of equals, including the payment of a special one-time cash dividend of $2.00 per share to Caremark shareholders upon closing of the transaction. The companies also announced plans to execute an accelerated share repurchase program that will retire 150 million of the outstanding shares of the combined company promptly after closing of the transaction.

Mac Crawford, Chairman, President and CEO of Caremark added, "We look forward to our respective shareholder meetings and to closing our strategic merger of equals with CVS."

About the CVS/Caremark Merger

On November 1, 2006, Caremark and CVS executed a merger agreement which provides for the combination of the two companies in a transaction structured as a merger of equals.

On December 20, 2006, the initial waiting period for the CVS/Caremark merger as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired without a Request for Additional Information from the U.S. Federal Trade Commission.

On January 16, 2007, Caremark and CVS jointly announced that they had enhanced the value of the proposed merger for shareholders of both companies. Caremark shareholders will receive a special one-time cash dividend of $2.00 per share upon closing of the transaction. In addition, promptly following closing of the merger, the combined company will retire 150 million or approximately 10% of its outstanding shares through an accelerated share repurchase program. The share retirement is expected to enable the combined company to achieve double-digit cents-per-share accretion and significantly increase the combined company's return on equity in 2008. The original terms of the CVS/Caremark merger agreement remain unchanged.

On January 19, 2007, the Registration Statement on Form S-4 relating to the proposed merger of Caremark and CVS was declared effective by the Securities and Exchange Commission. The Registration Statement includes a joint proxy statement/prospectus that will be sent to the shareholders of both companies. Each company will immediately commence mailing of the joint proxy statement/prospectus to its shareholders.

A special meeting of Caremark's shareholders to approve the merger will be held on February 20, 2007 and a special meeting of CVS's shareholders for the same purpose will be held on February 23, 2007.

Caremark shareholders with questions about the merger, or who need assistance in voting their shares, may call the company's proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 750-9498. Banks and brokers may call collect at (212) 750-5833.

CVS shareholders with questions about the merger, or who need assistance in voting their shares may call the company's proxy solicitor, Morrow & Co., Inc., toll-free at (800) 245-1502.

About Caremark

Caremark is a leading pharmaceutical services company, providing through its affiliates comprehensive drug benefit services to over 2,000 health plan sponsors and their plan participants throughout the U.S. The company's clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. In addition, Caremark is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program. The company operates a national retail pharmacy network with over 60,000 participating pharmacies, seven mail service pharmacies, the industry's only FDA-regulated repackaging plant and 21 licensed specialty pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders.

Additional information about Caremark is available at www.Caremark.com

About CVS

CVS is America's largest retail pharmacy, operating more than 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS /pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Shareholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

Contacts:

For CVS
Investor Inquiries:
Nancy Christal, 914-722-4704
or
Media Inquiries:
Eileen Howard Dunn, 401-770-4561
or
For Caremark
Investor Inquiries:
Craig Hartman, 615-743-6653
or
Media Inquiries:
Brunswick Group
Steve Lipin / Nina Devlin, 212-333-3810